UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2006

BHP Billiton Plc
_________________

 (Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
 __________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To:
London Stock Exchange
JSE Limited
New York Stock Exchange

Date: 28 March 2006

For Release: Immediately

Contact: Jamin Lawton +44 (0) 20 7802 4108

Notification of interests of directors or other persons discharging managerial responsibilities

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                   Type of                 Number of                      Price per                     Date
Transaction            Transaction          Shares                           Share                          Notified

28 March 2006            Sale                    37,246                       PDS10.1115                28 March 2006
28 March 2006            Sale                    15,259                             PDS9.99               28 March 2006
28 March 2006            Sale                      4,854                          ZAR111.55               28 March 2006
28 March 2006            Sale                         446                          ZAR110.05               28 March 2006
28 March 2006            Transfer               22,907                                    N/A                28 March 2006

These transactions were made on behalf of beneficiaries of the Company's Group Incentive Scheme and
Co-Investment Plan (not any director or other person discharging managerial responsibilities subject to the Company's Securities Dealing Code).

Following the above transactions, the following individuals (being executive directors and other persons discharging managerial responsibilities under the Company's Securities Dealing Code) have an interest in the balance held by the Trust of 213,897 shares as potential beneficiaries of the Trust: Messrs M Kloppers and M Salamon.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 28 March 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary